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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                     American Strategic Income III, Inc.
                                    (CSP)
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  03009T101
                                (CUSIP Number)

                         George W. Karpus, President
                        Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                          Pittsford, New York 14534
                                (716) 586-4680
                (Name, Address, and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 9, 1998
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. /x/

                             (Page 1 of 5 pages)
                            There are no exhibits



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                                 SCHEDULE 13D

CUSIP No. 03009T101                                    Page  2  of  5  Pages
                                                            ---    ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D. # 16-1290558
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /x/


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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                    7    SOLE VOTING POWER

    NUMBER OF            85,395 Shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               85,395 Shares
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER



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11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     85,395 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .35%
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14   TYPE OF REPORTING PERSON*

     IA
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1   Security and Issuer

         Common Stock
         American Strategic Income III, Inc.
         Piper Capital Management, Inc.
         222 South Ninth Street
         Minneapolis, Minnesota  55402-3804

ITEM 2   Identity and Background

         a) Karpus Management, Inc. d/b/a Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director, and controlling stockholder JoAnn VanDegriff, Vice President and Director
            Sophie Karpus, Director

         b) 14 Tobey Village Office Park
            Pittsford, New York  14534

         c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments).

         d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus ("the Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

         e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         f) Each of the Principals is a United States citizen. KIM is a New York corporation.

ITEM 3   Source and Amount of Funds or Other Considerations

         KIM, an independent investment adviser, has accumulated share of CSP on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction

         KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of CSP fit the investment guidelines for various Accounts. Shares of the fund have been acquired since August 14, 1997. KIM intends to influence management and the Board of Directors to represent shareholder interests and to take steps to close the discount to net asset at which the fund currently trades. On March 18,1998 Piper Capital Management announced that it will recommend to the board of directors that the Fund adopt an open market repurchase plan. This prompted KIM to withdraw any and all proposals made to the Fund.

ITEM 5   Interest in Securities of the Issuer

         a) As of the date of this Report, KIM owns 85,395 Shares which represents .35% of the outstanding Shares. None of the Principals or KIM presently owns any other Shares.

         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

         c) Open market purchases since August 14, 1997 for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.

    Purchase     Shares     Price Per    Purchase     Shares       Price Per
      Date     Purchased      Share        Date      Purchased       Share

     8/14/96     19,600       10.25       9/18/97      2,000         11.25
     8/14/96     10,400       10.25       9/24/97     10,000         11.3125
      9/3/96      4,600       10.25       9/25/97      1,500         11.3125
      9/4/96     15,200       10.25      11/18/97      5,000         11.25
      9/5/96      5,200       10.25       12/1/97     -8,465         12.45
     12/6/96     10,200       10.5        12/5/97      -2226         12.45
     6/12/97     26,000       11.125      12/8/97      -8668         12.45
     6/13/97        750       11.125     12/31/97     10,000         11.25
      8/4/97      5,000       11.1875     3/30/98    -19,459         11.687

         The above listed transactions have totaled 85,395 shares. Sale transactions of December 1, 1997 and December 8, 1997 represents Shares that were tendered to the Fund per tender offer. The Accounts have the right to receive all dividends from, any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangement, Understandings, or Relationships with Respect to Securities of the Issuer

         Except as described above , there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of CSP securities.

ITEM 7   Materials to be Filed as Exhibits

         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete, and correct.

                                                     Karpus Management, Inc.

April 9, 1998                               By: /s/ George W. Karpus Pres
    Date                                       ---------------------------
                                                     Signature

                                             George W. Karpus, President
                                                    Name / Title